EXHIBIT 21
LIST OF SUBSIDIARIES

1.	4Ward Resources, Inc. (Texas)
2.	WPF MEXICO PIPELINES, S. de R.L. de C.V. (Mexico)
3.	WPF TRANSMISSION, INC. (Texas)
4.	CENOTE ENERGY S. de R.L. de C.V. (Mexico)